

November 2, 2011

<u>Via E-mail</u>
Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

      Re: **Ormat Technologies, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed February 28, 2011
              File No. 1-32347

Dear Mr. Tenne:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jennifer Thompson

                Jennifer Thompson
                Branch Chief